

ZBS GROUP LLP
Certified Public Accountants and Advisors

July 18, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We are the predecessor independent registered public accounting firm for Global Seed Corporation (the *"Company"*). We have read the Company's disclosure set forth in Item 4.01 Changes in Registrant's Certifying Accountants of the Company's Current Report on Form 8-K dated July 18,2017 (the *"Current Report"*) and agree with the disclosures in the Current Report, insofar as it pertains to our firm, ZBS Group LLP.

/s/ ZBS Group LLP

Plainview, New York

255 Executive Drive, Suite 400 Plainview, New York 11803
Tel: (516) 394-3344 Fax: (516) 342 6273
www.zbscpas.com